82-51



TransCanada

In business to deliver™

TransCanada PipeLines Limited
450 - 1st Street S.W.
Calgary, Alberta, Canada T2P 5H1

tel 403.920.7680
fax 403.920.2467
email brenda_hounsell@transcanada.com
web www.transcanada.com



03022133

May 26, 2003

Securities and Exchange Commission
Room 1004
450 Fifth Street N.W.
Washington, D.C. 20549-1004
U.S.A.

SUPPL



RECEIVED
MAY 27 2003
PROCESSING
SECTION
187

Attention: Filing Desk, Stop 1-4

Dear Sirs:

Re: News Release of TransCanada PipeLines Limited

Please find enclosed a copy of a news release issued by TransCanada PipeLines Limited on the Canada News Wire Network on May 15, 2003. This news release is to be placed in the Company's public file.

Please do not hesitate to contact the undersigned if you have any questions in connection with this matter.

Yours truly,

Brenda Hounsell

Brenda Hounsell
Corporate Legal Assistant
/blh
Enclosure

dlw 6/3



TransCanada
In business to deliver™

NewsRelease

TransCanada Corporation Arrangement Effective Today

CALGARY, Alberta – May 15, 2003 – (TSX: TRP) (NYSE: TRP) – TransCanada Corporation announced that the plan of arrangement to establish it as the parent company of TransCanada PipeLines Limited has received all necessary regulatory approvals and certificates making it effective today.

As of today, common shareholders of TransCanada PipeLines Limited have automatically become common shareholders of TransCanada Corporation. Each TransCanada PipeLines Limited common share is recognized as one TransCanada Corporation common share. TransCanada Corporation common shares are now publicly traded on the Toronto and New York stock exchanges under the symbol "TRP", the symbol historically used by TransCanada PipeLines Limited. Preferred shares in TransCanada PipeLines Limited are publicly traded under the new symbol "TCA".

The establishment of TransCanada Corporation will have no impact on TransCanada PipeLines Limited's day to day operations, services or obligations. The assets and liabilities of TransCanada PipeLines Limited remain with TransCanada PipeLines Limited. Debt holders and preferred shareholders of TransCanada PipeLines Limited continue to hold these securities in this company. TransCanada Corporation owns all of the outstanding common shares of TransCanada PipeLines Limited.

TransCanada is a leading North American energy company. We are focused on natural gas transmission and power services with employees who are expert in these businesses. Our network of approximately 38,000 kilometres of pipeline transports the majority of Western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada has interests in more than 4,000 megawatts of power – an equal amount of power can meet the needs of about four million average households. Our common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the internet at www.transcanada.com for more information.

FORWARD LOOKING INFORMATION

Certain information in this news release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

– 30 –

Media Inquiries:	Glenn Herchak/Hejdi Feick	(403) 920-7877
Investor & Analyst Inquiries:	David Moneta/Debbie Persad	(403) 920-7911



TransCanada

In business to deliver™

TransCanada PipeLines Limited
450 - 1st Street S.W.
Calgary, Alberta, Canada T2P 5H1

tel 403.920.7680
fax 403.920.2467
email brenda_hounsell@transcanada.com
web www.transcanada.com

May 26, 2003

Securities and Exchange Commission
Room 1004
450 Fifth Street N.W.
Washington, D.C. 20549-1004
U.S.A.

Attention: Filing Desk, Stop 1-4

Dear Sirs:

Re: News Release of TransCanada Corporation

Please find enclosed a copy of a news release issued by TransCanada Corporation on the Canada News Wire Network on May 26, 2003. This news release is to be placed in the Company's public file.

Please do not hesitate to contact the undersigned if you have any questions in connection with this matter.

Yours truly,

Brenda Hounsell

Brenda Hounsell
Corporate Legal Assistant
/blh
Enclosure



TransCanada
In business to deliver™

NewsRelease

TransCanada Granted Leave to Appeal NEB Decision

CALGARY, Alberta – May 26, 2003 – (TSX: TRP) (NYSE: TRP) – TransCanada Corporation today announced that the Federal Court of Appeal has granted the company's wholly-owned subsidiary TransCanada PipeLines Limited leave to appeal the National Energy Board's (NEB) RH-R-1-2002 Decision issued February 20, 2003.

On March 21, 2003, TransCanada PipeLines Limited applied to the Federal Court of Appeal for leave to appeal the NEB Decision. In this Decision, the NEB dismissed TransCanada's September 2002 request for a Review and Variance of the NEB's June 2002 RH-4-2001 Decision on the company's Fair Return application.

TransCanada is concerned with the effect of these NEB Decisions on TransCanada's ability to obtain a fair return on the company's investment in its Canadian Mainline natural gas transmission system. TransCanada based its leave application on two questions of law.

TransCanada is a leading North American energy company. We are focused on natural gas transmission and power services with employees who are expert in these businesses. Our network of approximately 38,000 kilometres of pipeline transports the majority of Western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada has interests in more than 4000 megawatts of power – an equal amount of power can meet the needs of about four million average households. Our common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the Internet at www.transcanada.com for more information.

– 30 –

Media Inquiries:	Glenn Herchak/Hejdi Feick	(403) 920-7877
Investor & Analyst Inquiries:	David Moneta/Debbie Persad	(403) 920-7911